SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              Qualstar Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74758R109
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                            BKF Capital Group, Inc.
                               Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                           Boca Raton, Florida 33432
                                 (561) 362-4199

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 17, 2012
                 ----------------------------------------------
            (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF              7.      SOLE VOTING POWER
SHARES                         2,065,356
BENEFICIALLY            --------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               --------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           2,065,356
                        --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,065,356
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         16.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         Steven N. Bronson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            --------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           2,065,356
REPORTING               --------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,065,356
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,123,056
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         17.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of March 31, 2012, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 5 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

    Not applicable.

Item 4. Purpose of Transaction.

            Item 4 of the Schedule 13D is amended by adding the following disclosures:

     In furtherance of its April 30, 2012 letter requesting a special meeting of the shareholders of the Issuer, on May 17, 2012, BKF Capital filed a preliminary proxy statement seeking: (1) to remove the five incumbent members of the Issuer's Board of Directors (not including William Gervais, who has resigned as a director and officer of the Issuer effective June 15, 2012); (2) to fix the number of members on the Issuer's Board of Directors at five members; and (3) to elect the five persons that BKF Capital has nominated. Also, BKF Capital delivered a letter to the Issuer, in accordance with the Issuer's bylaws, nominating the following persons for election as director at the special meeting: Steven N. Bronson, Edward J. Fred, Sean M. Leder, David J. Wolenski and Peter Yu. The BKF Capital preliminary Schedule 14A is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital owns an aggregate of 2,065,356 shares of the Issuer's Common Stock, representing approximately 16.9% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,123,056 shares of the Issuer's Common Stock, representing approximately 17.3% of the total shares of Common Stock deemed outstanding.

      (c) The following open market transactions were effected by BKF Capital, since its most recent filing of a Schedule 13D:


                    Buy/               Number             Price
Trade Date          Sell             of Shares          Per Share
--------------------------------------------------------------------------------
4/30/2012           B                4,600              $1.9202
5/2/2012            B                100                $1.93
5/3/2012            B                43,000             $1.9884
5/4/2012            B                500                $1.93
5/7/2012            B                6,050              $1.9479
5/8/2012            B                10,450             $1.9396
5/9/2012            B                14,470             $1.949


     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     BKF Capital and each of the individuals (a "Nominee" collectively the "BKF Nominees") that BKF Capital has nominated to be elected a director of the issuer, have entered into a Nominee Agreement, pursuant to which the Nominee agreed to be nominated by BKF Capital to the Issuer's Board of Directors, and to serve if elected, and BKF Capital agreed to indemnify each of the BKF Nominees against any and all losses, liabilities, judgments, claims, causes of action, costs and expenses (including fees and disbursements of legal counsel) incurred or suffered by each of them in any way, directly or indirectly, related to or connected with their nomination as a director of the Issuer. A copy of the form of the Nominee Agreement is attached hereto an exhibit.

Item 7. Material to be Filed as Exhibits.

        Form of Nominee Agreement

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2012

                             BKF Capital Group, Inc.

                            By: /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson, President


                                Steven N. Bronson

                                /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT

                            BKF Capital Group, Inc.
                            225 NE Mizner Park Blvd.
                                   Suite 400
                              Boca Raton, FL 33432


                                          May 15, 2012


___________________________
___________________________
___________________________

Dear _______________:

      This will confirm our understanding as follows:

      You agree that you are willing to become a member of a slate of nominees (the "Slate") of BKF Capital Group, Inc. (the "Nominating Party" or "BKF"), to stand for election as directors of Qualstar Corporation (TICKER: QBAK) (the "Company") in connection with a possible proxy solicitation (the "Proxy Solicitation") to be conducted by BKF and certain related parties in respect of the special meeting of stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Meeting") or in connection with a possible solicitation of written consents (the "Consent Solicitation") to elect directors without a meeting. You further agree to serve as a director of the Company if elected. BKF, along with its affiliates, agrees to pay the costs of the Proxy Solicitation or Consent Solicitation.

      You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of the Company if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of the Company. Accordingly, BKF is relying upon your agreement to serve on the Slate and, if elected, as a director of the Company.

      In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which we request that you provide information necessary for the Nominating Party to make appropriate disclosure to the Company and to use in creating the proxy materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation or the consent materials to be sent and filed in connection with the Consent Solicitation. You agree that your responses in the Questionnaire will be true, complete and correct in all respects. We may forward your completed Questionnaire and executed consent (attached hereto) or summaries thereof to the Company, and we may disclose such information, as well as the existence and contents of this letter.

      The Nominating Party shall provide you with a final or near-final draft of the initial proxy materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission, as to each set of materials (in the event there is more than one set) no later than one business day prior to that set of materials being sent, filed or otherwise made public.

      The Nominating Party agrees to defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements incurred by you and to advance (i) in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating to your role as a nominee for director of the Company on the Slate (a "Proceeding"), (ii) in the event you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), or (iii) otherwise arising from or in connection with or relating to the Proxy Solicitation or Consent Solicitation, to you all reasonable attorneys' costs and expenses incurred by you as and when incurred by you.

      Your rights of indemnification and advancement hereunder shall continue
(i) in the event that the Nominating Party determines to withdraw the Slate or remove you from the Slate and (ii) after the Meeting or consent in lieu of the Meeting has taken place, in all events for events which occur prior to the Meeting or consent in lieu of the Meeting and subsequent to the date hereof.

      Anything to the contrary herein notwithstanding, the Nominating Party is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or Consent Solicitation or such earlier time as you are no longer a nominee on the Slate for election to the Company's Board of Directors or for any actions taken by you as a director of the Company if you are elected. Nothing herein shall be construed to provide you with indemnification: (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation or Consent Solicitation unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) the Proceeding involves conduct by you that constitutes gross negligence or willful misconduct; or (iii) the Proceeding involves your having provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation or Consent Solicitation.

      You shall promptly notify the Nominating Party in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims, but no delay in delivering such notification shall relieve BKF of its indemnification obligations hereunder, except to the extent that it is actually prejudiced by such delay.

      In addition, with respect to any such claim, the Nominating Party shall be entitled to control your defense with counsel chosen by BKF, unless you shall have reasonably concluded that there exists an actual or potential conflict between you and the Nominating Party, and there may be defenses available to you which are different from or additional to those available to the Nominating Party, in which case the Nominating Party shall not have the right to control the defense of such claim on your behalf, you shall have the right to employ your own counsel reasonably satisfactory to BKF, and BKF shall pay the reasonable fees and expenses of not more than one firm of attorneys employed by you.

      The Nominating Party shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Nominating Party may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you and (ii) a release of you from any and all liability in respect of such claim.

      Each of us recognizes that should you be elected to the Board of Directors of the Company, all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Company and to the stockholders and other constituents of the Company and, as a result, that there is, and can be, no agreement between you and the Nominating Party or related parties that governs the decisions which you will make as a director of the Company.

      You agree that this letter and its contents will remain confidential and the Proxy Solicitation, Consent Solicitation, the existence of this letter and the provisions hereof will not be directly or indirectly discussed with or disclosed by you to any third party (other than legal counsel of yours who is aware of the requirements of this paragraph) unless and until the Nominating Party or its affiliates shall make a public statement, announcement, or disclosure concerning this letter, the Proxy Solicitation, or the Consent Solicitation, except as may be required by applicable law and as otherwise provided herein.

      This letter sets forth the entire agreement between the Nominating Party and you as to the subject matter contained herein, and this letter cannot be amended, modified or terminated except by a writing executed by the undersigned and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

      Should you agree with the foregoing, please so indicate by signing your name in the space provided below, whereupon this letter will become a binding agreement between us.

                                           Very truly yours,

                                           BKF Capital Group, Inc.

                                           By:
                                                --------------------------------
                                                Name:  Greg S. Heller
                                                Title: Senior Vice President



Agreed to and accepted as
of the date first written above:



-----------------------------
Name:

                               CONSENT OF NOMINEE


      The undersigned hereby consents to being named and appropriately identified as a nominee for election as a director of Qualstar Corporation (the "Company") in the proxy statement and proxy card, or the information statement, to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Company by BKF Capital Group, Inc. and certain of its affiliates and other persons (collectively, "BKF") and in other materials in connection with (i) the solicitation of proxies by BKF from stockholders of the Company to be voted at the [2012] Special Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof) or (ii) the solicitation of consents by BKF from stockholders of the Company to elect directors in lieu of a meeting, and further consents to serving as a director of the Company, if elected. The undersigned hereby further consents to being named and appropriately identified in the Company's proxy statement or information statement if required by the rules of the SEC. The undersigned hereby represents that he (i) satisfies, or upon becoming a director will satisfy, the qualifications to be a member of the Board of Directors set forth in the Bylaws of the Company and (ii) will make available to the Board of Directors of the Company all information reasonably requested in furtherance hereof.

Dated: May 15, 2012

                                                  ------------------------------
                                                  Name: